Exhibit 3.3

NORTHERN GROWERS, LLC
AMENDMENT AND ADDENDUM TO
OPERATING AGREEMENT

This Amendment and Addendum to Operating Agreement is made and effective as of July 16, 2003.

WHEREAS, Northern Growers, LLC (the “Company”) desires to create a Disclosure Committee for purposes of reviewing all necessary reports made to the Securities and Exchange Commission (SEC).

WHEREAS, Section 8.2(b) of the Operating Agreement requires members of a committee to be comprised of one or more members of the Board of Managers and/or Members of the Company.

WHEREAS, the Company desires to allow non-members of the Company and non-Board of Managers to serve on the Disclosure Committee.

NOW, THEREFORE, the Board hereby amends Section 8.2(b) of the Operating Agreement to read as follows:

The Board of Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more members of the Board of Managers, one or more members of the Company, and/or one or more non-members of the Board of Managers or of the Company.  Any such committee, to the extent provided in such resolution shall have and may exercise such authority as is designated by the Board of Managers, subject to limitations set forth in the Act.  At every meeting of such committee, unless otherwise provided by the Board of Managers, the presence of a majority of all the committee members shall constitute a quorum, and the affirmative vote of the majority of the committee members present shall be necessary for the adoption of any resolution or recommendation of any action. The Board of Managers may dissolve any committee at any time.